KEHE DISTRIBUTORS, LLC

3PL & FULFILLMENT MASTER SERVICES AGREEMENT

This THIRD PARTY LOGISTICS MASTER SERVICES AGREEMENT ("Agreement") is effective as of  October 27th, 2021              ("Effective Date"), and is made by and between KeHE Distributors, LLC, a Delaware limited liability company, with a corporate address located at 1245 E Diehl Rd., Suite 200, Naperville, IL 60563, on behalf of itself, its subsidiaries and affiliates ("KeHE"), and

FULL ENTITY NAME:	Blender Bites LTD

STATE OF INCORPORATION:	Incorporated in Province of BC 2015

CORPORATE ADDRESS:	2808-1288 W Cordova

V6C 3R3

The company name listed above shall be referred to herein in as "Customer."

RECITALS

WHEREAS, KeHE is in the business of providing certain logistical services, including, but not limited to, warehousing, shipment preparation, outbound transportation, and e-commerce fulfillment ("Services"); and

WHEREAS, Customer desires KeHE to provide such Services to Customer, and the parties wish to document their respective duties and obligations under this Agreement pursuant to the terms hereof;

NOW THEREFORE, in consideration of the mutual agreements hereinafter set forth, the parties hereby agree as follows:

AGREEMENT

1. DEFINITIONS.

a. "Products" shall mean Customer's products, goods, packages or property for which the Services are provided.

b. "Charges" means all amounts of any nature at any time due or claimed to be due to KeHE with respect to the Products, whether liquidated or unliquidated, including loans, disbursements, expenses, advances, storage, handling and transportation charges (including demurrage, detention and terminal charges, as well as KeHE' parcel shipping rates for certain parcel shipping carriers, LTL Carriers, Truckload carriers, any program or administrative or per transaction fees related to the Services), charges and expenses incurred in the preservation and sale of the Products pursuant to law, charges incurred for Services as provided herein, interest charges and all other charges and expenses of every nature, present and future, incurred by or for the account of Customer or with respect to any Products.

2. PRODUCTS

a. KeHE shall handle and store the Products pursuant to the terms of this Agreement. CUSTOMER shall provide KeHE with information concerning the Products that is accurate, complete, and sufficient to allow KeHE to comply with all laws concerning the storage, handling, and transportation of the Products.

b. If, as a result of quality or condition of the Products of which KeHE had no notice at the time of deposit, the Products are a hazard to persons or property, KeHE shall, upon gaining knowledge of such hazard, immediately notify Customer and Customer shall promptly remove the Products from the Facility. Pending such disposition, KeHE may remove the Products from the Facility and shall incur no liability by reason of such removal.

3. DELIVERY AND RELEASE OF THE PRODUCTS

a. Customer shall deliver the Products to KeHE or the Facility in a segregated manner, properly marked and packaged for handling. At or prior to delivery of the Products, Customer shall furnish a manifest to KeHE showing the Products to be tendered for storage, with any instructions concerning storage, service, accounting, segregation, or any other requirements relating to the Products. For clarity as pallets are not broken down before a driver leaves, a signed BOL only represents a truck arrived and departed the facility, it does not reflect full receipt by default or the variances of any potential overages, shortages and damages as those will be reported via inventory purchase order reports and reflected on the reports within 48 business hours of receipt. Any inbound, storage, cycle count or outbound inventory discrepancy claim or any other inventory adjustment that might be viewed as a claim by the Customer to KeHE must be made via email notice within 30 days of the original date of the inventory discrepancy in question.

b. Customer shall cause all Products shipped to KeHE to identify Customer on the bill of lading or other contract of carriage as the named consignee, in care of KeHE, and shall not identify KeHE as the consignee. Regardless of whether KeHE is incorrectly identified as named consignee, or Customer fails to notify carriers of the incorrect identification on the bill of lading or other contract of carriage, under no circumstances shall KeHE be considered the consignee for purposes of identifying the "importer" under the Food Safety Modernization Act ("FSMA") or any foreign supplier verification program pursuant to 21 U.S.C. § 384a ("FSVP"). In addition, regardless of whether KeHE is named as an "agent" for purposes of 21 U.S.C § 350d, or receives notification from the U.S. government with respect to confirmation of KeHE' status as "agent" under 21 U.S.C. § 350d, under no circumstances shall KeHE be an agent for purposes of identifying the "importer" under the FSVP. If Products are shipped to KeHE as named consignee on the bill of lading or other contract or carriage, upon notice from KeHE of such error, Customer shall immediately notify carrier in writing, with copy of such notice to KeHE, that KeHE (i) was incorrectly named as consignee, (ii) is the "in care of party" only and (iii) has no beneficial title to or interest in the Products. Further, KeHE shall have the right to refuse such Products and shall not be liable for any loss, misconsignment, or damage of any nature to, or related to, such Products.

c. No Products shall be delivered to or transferred by KeHE except upon receipt by KeHE of Customer's complete written instructions with respect to such Products. Written instructions may include instructions provided by facsimile, email, electronic data interchange, or similar communication. KeHE shall not be liable for loss or damage to the Products directly resulting from its correct and complete compliance with such written instructions.

d. KeHE will conduct an initial inspection of all Products delivered to KeHE. KeHE will document any damage noticed or Products missing based on the manifest and promptly notify Customer of such damaged or missing Products.

e. All shipments tendered to parcel, LTL or truckload carriers, when tendered to a carrier other than KeHE, are done so on behalf of Customer and Customer specifically authorizes KeHE to make such arrangements on its behalf. Customer is liable for all freight charges claimed to be due by each such carrier. Parcel shipments will be made on Customer's account with the parcel carrier(s) of Customer's choice, or those selected by Customer's customer at the time of purchase.

4. FACILITY

KeHE shall provide space to warehouse the Products at its distribution centers or at its third party logistics service provider's location(s) (the "Facility" or "Facilities" which are used interchangeably irrespective of number). KeHE shall provide sufficient security at its Facility to protect the Products, including, at a minimum, locked and alarmed facilities during off hours and controlled access to inventory areas during working hours.

5. SERVICES; RATES; PAYMENT TERMS.

a. KeHE shall provide to Customer the services as specified in Exhibit A: Program Terms (collectively, the "Services"), in accordance with the rates and fees as set forth therein, as well as any further Charges set forth in any SOW. Other services rendered in the interest of Customer or the Products are chargeable to Customer. Such services may include: furnishing of special warehouse space or material; repairing, recouping, sampling, weighing, repiling or inspecting the Products; handling railroad expense bills; handling shipments and transportation brokerage.

b. KeHE shall invoice Customer on a monthly basis, and all Charges included in the invoice shall be due NET thirty (30) days from the date of invoice. Rates invoiced to Customer do not include any sales, use, personal property or other taxes, tariffs, duties, assessments or similar charges, including any penalties, fines or interest thereon (collectively, "Taxes"), that are imposed upon the Products while in the possession of KeHE, all of which shall be the sole responsibility and expense of Customer.

c. KeHE may make, or assist in making, arrangements for the transportation of the Products to or from the Facility as part of the Services. To the extent KeHE arranges for transportation via parcel carrier or a motor carrier on behalf of Customer, Customer shall be responsible for all charges of any carrier and for any loss or damage to the Products in transit, including but not limited to any damages claimed to result from delay in delivery. Customer agrees to pursue all claims for damage in transit directly against the applicable carrier or carriers. Customer will defend, indemnify and hold KeHE harmless, including reasonable attorney fees, should any person or entity assert a claim against KeHE for carrier charges or damage to the Products in transit, except where KeHE acts as the motor carrier transporting the property on equipment it owns and operates under its motor carrier operating authority.

6. TITLE OF PRODUCTS; TENDER OF PRODUCTS.

a. All Products tendered for storage or handling shall be delivered to the Facility location indicated in the SOW, properly marked and packed for handling as reasonably determined by KeHE. Unless otherwise specifically indicated in the SOW, Customer shall furnish, at or prior to tender of the Products, a manifest showing marks, brands or sizes to be kept and accounted for separately and, if to be stored, the class of storage desired. If such information is not specifically indicated in either the SOW or such manifest, KeHE may commingle and store the Products in bulk or assorted Lots and in a class of storage at the discretion of KeHE and charges for such storage will be made at then applicable rates as set forth in the SOW.

b. Title to Products will remain with Customer. Nothing in the SOW or Agreement shall be deemed to waive or otherwise limit any lien rights that KeHE may have under the terms of this agreement or applicable law, whichever is greater, with respect to the Products. All instructions and requests for delivery of Products or transfer of title are received subject to satisfaction of all Charges, liens, and security interests of KeHE and its affiliates.

c. Customer shall be responsible for all charges of any carrier and for any loss or damage to the Products in transit, including but not limited to any damages claimed to result from delay in delivery. Customer agrees to pursue all claims for damage in transit directly against the applicable carrier, and Customer will defend, indemnify and hold KeHE harmless, including reasonable attorney fees, should any person or entity assert a claim against KeHE for carrier charges or damage/loss to the Product in transit.

7. TERM; TERMINATION; TERMINATION OF STORAGE.

a. This Agreement shall begin on the Effective Date and shall continue thereafter until terminate as specified herein. Either party may terminate this Agreement for any reason with thirty (30) days' written notice to the other party. In the event of termination for any reason, (1) Customer shall arrange for pick up of all Products remaining in KeHE's inventory at the Facilities at Customer's expense, and (2) Customer shall immediately pay KeHE all amounts due to KeHE under this Agreement.

b. KeHE may, upon written notice to Customer, require the removal of the Products, or any portion thereof, from the warehouse at the termination of the period of storage, if any, fixed by the SOW. If, in the opinion of KeHE, Products are about to deteriorate or decline in value to less than the amount of KeHE's warehouseman's lien, or there is a threat of damage to the

Products, to other property, to the warehouse, or to persons, KeHE may specify in the notice a shorter period for removal. All Charges relating to the Products to be removed shall be paid prior to removal. If such Products are not so removed and said Charges paid, KeHE may sell the Products as provided by applicable law and shall be entitled to exercise any other rights it has under applicable law, or this Agreement, with respect to such Products. Notwithstanding the foregoing, if such deterioration or decline are caused by a failure of KeHE's equipment or the improper handling and storage by KeHE, KeHE shall be responsible for the removal of the Products and the cost to Customer for the replacement of such Products.

c. If, in the opinion of KeHE, Products may constitute a hazard to other property or to the warehouse or to persons, KeHE shall notify Customer and the parties shall come to a mutual agreement as to the removal and disposition of the Products.

8. TRANSFER OF TITLE; DELIVERY.

Unless otherwise expressly specified in the SOW, title to Products will remain with Customer until the product is delivered to its destination. In no event will title pass to KeHE. Instructions by Customer to transfer Products to the account of another person within KeHE's warehouse are not effective until the written instructions are delivered to KeHE and the proposed transferee and all Charges relating to such Products have been paid. All instructions and requests for delivery of Products or transfer of title are received subject to satisfaction of all Charges and all liens and security interests of KeHE.

9. WARRANTIES; COMPLIANCE.

a. Customer represents and warrants that it either (i) is the lawful owner and holds full title to the Products, which are not subject to any lien or security interest of others, aside from the liens set forth herein; or (ii) is the authorized agent of the lawful owner and of any holder of a lien or security interest (which lien or security interest is hereby subordinated to the lien and security interest of KeHE) and has full power and authority to enter into this Agreement; and (iii) has the right and authority to store the Products with KeHE. Customer agrees to notify all parties acquiring any interest in the Products of the terms and conditions of the this Agreement and to obtain, as a condition of granting such an interest, the agreement of such parties to be bound by the terms and conditions of this Agreement.

b. Customer represents and warrants that there are no known potential health, safety, and/or environmental hazards associated with the storage and handling of such Products. Customer further represents and warrants that the Products tendered for storage or handling are not infested with pests, bacteria or any other contaminants whatsoever and that the Products, if properly handled and stored, are not of a type or nature to constitute a danger to KeHE, its affiliates or its employees, to other products or to the warehouse, including via odor, off-gassing, or otherwise. Any specific storage or handling requirements shall be expressly set forth in writing in the SOW or an addendum thereto executed by KeHE and Customer. If no storage or handling requirements are set forth in this matter, KeHE is not required to store or handle the product in any particular manner.

c. Customer agrees that the Products are governed by the terms and conditions set forth in the Hold Harmless Agreement and Guarantee/Warranty of Product dated  October 27th, 2021         , incorporated herein by reference ("Warranty & HH Agreement"). If Customer has separately executed a Warranty & HH Agreement with KeHE the terms of the newer of the executed Warranty & HH Agreement shall apply.

10. LIABILITY; LIMITATION OF DAMAGES.

a. EXCEPT WHEN TRANSPORTING THE PRODUCTS UNDER ITS MOTOR CARRIER OPERATING AUTHORITY, KEHE SHALL NOT BE LIABLE FOR ANY LOSS OR DAMAGE TO PRODUCTS TENDERED, STORED, OR HANDLED BY KEHE, HOWEVER CAUSED, UNLESS SUCH LOSS OR DAMAGE RESULTED FROM THE FAILURE BY KEHE TO EXERCISE SUCH CARE IN REGARD TO SUCH PRODUCTS AS A REASONABLY CAREFUL PERSON WOULD EXERCISE UNDER LIKE CIRCUMSTANCES. KEHE IS NOT LIABLE FOR DAMAGES WHICH COULD NOT HAVE BEEN AVOIDED BY THE EXERCISE OF SUCH CARE. IF LOSS OR DAMAGE OCCURS TO TENDERED, STORED, OR HANDLED PRODUCTS FOR WHICH KEHE IS NOT LIABLE, CUSTOMER SHALL BE RESPONSIBLE FOR THE COST OF REMOVING AND DISPOSING OF SUCH PRODUCTS. KeHE will have no liability for lost or damaged Products (i) caused by any defects in the packaging or manufacture of such Products, (ii) attributable to carriers (contract or otherwise), (iii) delivered to KeHE in a damaged condition, (iv) attributable to concealed damage or data entry errors, (v) as a result of the negligence or intentional misconduct of Customer or any of its employees, agents or subcontractors (other than KeHE) or (vii) caused by a Force Majeure Event (as defined below). All overages during any physical inventory shall be netted against shortages in said physical inventory across product lines and all net overages as a result of any physical inventory shall be carried forward and/or backward to offset prior and/or future net physical inventory shortages.

b. Customer agrees that there will be a 1% allowance per month in the event of loss, destruction, or damage to the Products, inventory shortage, or unexplained or mysterious disappearance of Products for which KeHE is legally liable ("Product Loss"). In the event of such Product Loss over the 2% allowance per month for which KeHE is legally liable, Customer declares that KeHE's total, individual and collective liability for damages shall be limited to wholesale value of the product, to be defined as 60% of retail. "Retail" is defined as the price paid by end users across three best-in-class retailers the Customer supplies to. Customer and KeHE agree that they have negotiated a reasonable limit of liability based on the value of the Products and the parties' respective business interests and rates charged. If KeHE miss-ships Products, KeHE shall pay the reasonable transportation charges incurred to return the miss-shipped Products to the Facility. If the consignee fails to return the Products, KeHE' maximum liability shall be for the lost or damaged Products as specified in this Section 10(B), and KeHE shall have no liability for damages due to the consignee's acceptance or use of the Products. The liability referred to in this Section 10 shall be Customer's exclusive remedy against KeHE for any claim or cause of action whatsoever relating to loss or destruction of or damage to the Products. KeHE will have no liability or obligation with respect to any Claim, as defined herein, to the extent such Claim is caused by the negligence or willful misconduct of Customer.

c. NEITHER PARTY SHALL BE LIABLE FOR ANY LOSS OF PROFIT OR SPECIAL, INDIRECT, OR CONSEQUENTIAL DAMAGES OF ANY KIND, EXCEPT TO THE EXTENT SUCH DAMAGES (I) ARE INCLUDED IN THE LIQUIDATED DAMAGES SET FORTH IN THIS SECTION 10, (II) ARE COVERED BY SUCH PARTY'S INDEMNIFICATION OBLIGATIONS HEREUNDER WITH RESPECT TO THIRD PARTY CLAIMS, OR (III) ARISE OUT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PARTY OR ITS PERSONNEL OR THE BREACH OF CONFIDENTIALITY PROVISIONS HEREOF BY SUCH PARTY.

d. In addition to the indemnification obligations as specified in the Warranty & HH Agreement and section 6 of this Agreement, Customer agrees to indemnify, defend and hold KeHE, its officers, agents, and employees harmless from and against any and all losses, liabilities, claims, suits, judgements, damages, costs, and expenses, including reasonable attorneys' fees (each, a "Claim") to the extent such Claim is caused by: (1) for any liability arising from Taxes, as specified herein, including liability arising from Customer's failure to pay; (2) third parties asserting a superior right to Customer to ownership or possession of the Products; (3) damage, shortages and loss during transport or other claims which arise during transport to or from KeHE (except when KeHE performs this service as a motor carrier on its own equipment); and (4) from any claims for freight charges asserted against KeHE on Customers Product. Customer will have no liability or obligation with respect to any Claim to the extent such Claim is caused by the negligence or willful misconduct of KeHE.

11. INSURANCE.

a. Customer agrees, in addition to the insurance obligations specified in the Warranty & HH Agreement, to maintain insurance covering loss or damage to Customer's Products (a) when KeHE is not liable, or (b) which exceeds the limitation of damages for which KeHE is liable, when the value of the Products exceeds KeHE's limitation of liability. Customer's purchase of insurance shall not in any way limit Customer's liability under this agreement. All coverage must be written on an occurrence basis and must be maintained without interruption from the date of this agreement. All coverage shall be primary and non- contributory to any other insurance available to KeHE.

b. In addition to the insurance coverage specified in the Warranty & HH Agreement, Customer shall provide the following policies and limits of insurance:

Coverage	Limits

Workmen's Compensation	The greater of the statutory amount or $500,000.00
Comprehensive General Liability
with Contractual Coverage
1. Bodily injury	$1,000,000.00 per occurrence
2. Property Damage	$500,000.00 per occurrence
Warehouseman's Legal Liability	$1,000,000.00 per occurrence
When acting as an interstate transportation broker:
Contingent Cargo	$100,000 per occurrence
When acting as an interstate motor carrier:
Motor Truck Cargo	$100,000 per occurrence
Cyber Insurance	$1,000,000.00 per occurrence

12. MISCELLANEOUS.

a. Lien and Security Interest. Customer grants to KeHE a first priority general warehouse lien upon the Products and on the proceeds thereof for all Charges, including all charges for storage, handling, transportation (including demurrage and terminal charges), insurance, labor and other charges present or future with respect to the Products, advances or loans by KeHE in relation to the Products and for expenses necessary for preservation of the Products or reasonably incurred in their sale pursuant to applicable law. Upon the nonpayment of any Charges when due, KeHE may obtain satisfaction of its lien by sale of the Products on which the lien and security interest is held, by judicial proceeding, or as otherwise provided by applicable law; provided, however, that KeHE shall give Customer no less than sixty (60) days' notice of such proposed sale. In the event of a sale of the Products, KeHE will notify Customer of the amount due, as well as the time, place, and nature of the proposed sale. In all instances the lien may in KeHE's discretion be deemed to have been acquired in the city or county in which the Products are stored at the time the lien is enforced, and any sale may be held in such city or county. All proceeds from a sale of Products shall be used to cover the Charges due to KeHE, as well as any costs incurred by KeHE as a result of the sale. Any proceeds above those required to cover such amounts shall be credited to the account of Customer. Should the sale fail to generate sufficient proceeds to cover such costs, KeHE retains the right to pursue other remedies to recover the full amount due.

b. Force Majeure. If and to the extent that either KeHE or Customer may be precluded or delayed from performance hereunder by (a) acts of war, acts of public enemies, terrorist attacks, insurrections, third party theft, riots, sabotage, earthquakes, floods, acts of God, embargoes, authority of laws, labor disputes (including strikes, lockouts job actions, or boycotts) or (b) fires, air conditions, explosives, failure of electrical power, heat, light, air conditioning or communications equipment (provided that the events described in clause (b) are not due to such party's fault or negligence of the party claiming relief under this Section 15) or (c) other events beyond its control (each a "Force Majeure Event"), such performance will be excused to the extent and for the time necessitated by such Force Majeure Event. This provision does not apply to monetary amounts owed by either party to the other. KeHE is not liable for any loss or damage to Products caused by a Force Majeure Event, and Customer will have the risk of loss for such loss or damage and the responsibility to insure against the same. If KeHE takes steps outside the ordinary course of business to protect Products due to a Force Majeure Event, Customer shall pay the storage, handling or other similar charges associated with KeHE's efforts.

c. Notices. Any consent, waiver, notice, demand, request or other instrument required or permitted to be given under this Agreement shall be in writing and be deemed to have been properly given only when sent by certified or registered United States mail, return receipt requested, postage prepaid, addressed to the corporate addresses specified herein.

d. Assignment. This Agreement may not be assigned by either party without the written consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, this Agreement may be assigned by either party to any affiliate of such party or to a successor organization acquiring all or substantially all of such party's assets (including by means of a merger, acquisition, or similar transaction) without the written consent of the other party. No assignment shall relieve either party of the performance of any accrued obligation which such party may then have under this Agreement.

e. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without reference to principles of conflicts of law.

f. Waiver; Entire Agreement. Neither party's failure to insist upon strict compliance with any provision of this Agreement shall constitute a waiver or estoppel to later demand strict compliance therewith and shall constitute a waiver or estoppel to insist upon strict compliance with all other provisions of this Agreement. In the event any section of this Agreement or any part thereof shall be declared invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining sections and parts shall not, in any way, be affected or impaired thereby. This Agreement supersedes and cancels any and all previous negotiations, arrangements, brochures, agreements, representations and undertakings between KeHE and Customer with respect to the subject matter thereof. Without limiting the foregoing, except as set forth in this Agreement, any terms and conditions printed on transportation documents such as bills of lading or delivery receipts including as may be issued by Customer, KeHE, any carrier or other service KeHE will not change or supersede the terms of this Agreement, and such other documents will operate solely as receipts.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

KEHE DISTRIBUTORS, LLC	Blender Bites LTD
(Print Customer Full Company Name)

Signature:	Signature:

Print Name:	Print Name:	Jessica Evans

Title:	Title:	Director, Marketing & Sales

Date:	Date:	10/27/2021

EXHIBIT A: PROGRAM TERMS

1. Services Order Process for Products:

• Customer shall submit an Excel spreadsheet of UPCs and quantity in units and cases to KeHE's designated email address.

➢ At the time of this Agreement, inventory lists shall be emailed to: chris.ondrus@kehe.com

➢ KeHE will alert Customer if there is a change in submission process.

• Customer shall schedule delivery into KeHE facility in accordance with KeHE's Inbound Routing Guide. Allow at least three business days lead time from receipt of Order Request by KeHE before Products are delivered.

• Inventory received by KeHE's facility will be reconciled against signed BOL. All errors, including overages, shortages, and damages shall be documented, and Customer shall be invoiced for any extra Services as specified in the Agreement.

• Product Inventory will be input into KeHE's 3PL/Consigned inventory system.

• Customer will receive weekly report of inventory quantities available.

• Inventory sell-by dates will be tracked by KeHE.

• Inventory will be picked by "first in, first out." KeHE will communicate aged inventory to Customer that is no longer saleable. If disposition arrangements are not made within 14 days from notice, KeHE will dispose of Products in its discretion and charge KeHE's Landed Cost of inventory back to Supplier as well as any applicable fees.

2. Fee Schedule:

Subject to approved SOW